ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433(f)

Registration No. 333-165643

January 11, 2013

CARTER VALIDUS MISSION CRITICAL REIT, INC.

Carter Validus Mission Critical REIT, Inc. (the “Company”) has filed a Registration Statement on Form S-11 (including a prospectus) with the SEC for the offering to which this communication relates and the registration statement became effective on December 10, 2010. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, SC Distributions, LLC, the dealer manager participating in the offering, or any other dealers participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-292-3178.

On or about January 7, 2013, the Tampa Bay Business Journal published an article containing certain factually incorrect statements about the Company, and the article or excerpts from it may have been included in other publications or websites as well. The full text of the article is reproduced below. The Tampa Bay Business Journal is wholly unaffiliated with the Company and neither the Company nor any of its affiliates has made any payment or given any consideration to the Tampa Bay Business Journal in connection with the article or any other matter published by the Tampa Bay Business Journal concerning the Company or any of its affiliates. The article published by the Tampa Bay Business Journal was not reviewed by the Company prior to its publication.

Corrections and Clarifications

The Company believes that the following information is appropriate to correct or clarify the information included in the article.

1. The article associated Validus Senior Living with the Company. Validus Senior Living is not a subsidiary of the Company and is not otherwise affiliated with the Company, Carter/Validus Advisors, LLC, the Company’s advisor, or Carter/Validus REIT Investment Management Company, LLC, the Company’s sponsor.

2. The statement “With a robust pipeline of mission critical real estate acquisitions, we look forward to a very exciting 2013, CEO John Carter said in the statement.” was taken out of context as it was not made in any way in connection with Validus Senior Living. Rather, the quote was made in connection with the Company’s press release, which was filed with the SEC on a Current Report on Form 8-K on January 3, 2013.

The full text of the Tampa Bay Business Journal article is as follows:

Validus Group to form Senior Living subsidiary

Tampa-based real estate investment firm Validus Group is forming a subsidiary to buy and manage multifamily properties for seniors.

Validus Senior Living is expected to be operational by the end of this quarter, said David Brightwell, Validus’ vice president of business development.

Steve Benjamin, former president of Horizon Bay Retirement Living, is tapped to be CEO of the new company, Brightwell said.

Brookdale Senior Living Inc. (NYSE: BKD) acquired Horizon Bay in 2011. Horizon Bay, based in Tampa, was the ninth largest operator of senior living communities in the United States at the time of the acquisition.

Validus Senior Living has not yet filed corporate papers and is looking for office space.

Two-year-old Carter Validus Mission Critical REIT issued a statement last week touting its 17th real estate acquisition, an Ohio health and wellness center, bringing its portfolio of data centers and health care properties to 1.2 million rentable square feet in nine states. None of the properties are located in Florida.

The portfolio is valued at more than $417.6 million.

“With a robust pipeline of mission critical real estate acquisitions, we look forward to a very exciting 2013,” CEO John Carter said in the statement.